06016170

st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

31 July 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
AUG 18 2006
WASH, D.C. 213 SECTION

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- SPS Declaration of Dividend
- SGB Ordinary Dividend Shareholder Mailing
- Dividend Reinvestment Plan
- Appendix 3Y x 2
- ASIC Form 603 x 2
- Appendix 3B
- Date of Full Year Results
- New Tier 2 Capital Issue x 2
- June 2006 Quarter Update – Strong Growth in Lending Receivables

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Michael Bowan
General Counsel and Secretary

8/22

ST03292 C10/03

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend for St.George Bank SPS**
Date Sent:	5 July 2006

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SPS, the Bank has declared a quarterly dividend of $0.8277 per SPS to be paid on 21 August 2006 with a record date for determination of entitlements of 4 August 2006. 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	7
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Mailing**
Date Sent:	5 July 2006

Following is a copy of the dividend advices mailed to ordinary shareholders.

The issue price in respect of shares issued under the Bank's Dividend Reinvestment Plan will be announced tomorrow.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 613 94154024
Facsimile: 613 94732500
www.computershare.com

Mr A B Sample
1 Sample Street
Sydney NSW 2000

DIVIDEND ADVICE
Ordinary Shareholding

Your Dividend Reinvestment Plan statement will be dispatched within 10 business days of the dividend payment date

Holder Number (SRN or HIN)	
Dividend Payment Date	**4 July 2006**
Record Date	20 June 2006
Dividend Rate Per Share	$0.74
Tax File Number	Quoted

Fully franked interim dividend for the St.George financial year ended 31 March 2006

Number of fully paid ordinary shares participating at record date	2,639
Total Dividend Paid (fully franked amount)	$1,952.86
Franking Credit 100% of this payment is franked at 30%	$836.94

PLEASE RETAIN THIS ADVICE FOR TAXATION PURPOSES.
The amounts "Total Dividend Paid" and "Franking Credit" are to be included in your tax return.

BANKING INSTRUCTION:

ST GEORGE BANK LIMITED
4-16 MONTGOMERY STREET
KOGARAK NSW 2217
MR A B SAMPLE
BSB: 112-879
ACC: 123456789

1196 CH5/05

0000181/SGBDCBD1

St.George Bank Limited
ABN 92 055 513 070
Address all correspondence and enquiries to:
Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Telephone: 1800 804 457
International: 613 94154024
Facsimile: 613 94732500
www.computershare.com

Mr A B Sample
1 Sample Street
Sydney NSW 2000

DIVIDEND ADVICE
Ordinary Shareholding

Your Dividend Reinvestment Plan statement will be dispatched within 10 business days of the dividend payment date

Holder Number (SRN or HIN)	I
Dividend Payment Date	**4 July 2006**
Record Date	20 June 2006
Dividend Rate Per Share	$0.74
Tax File Number	Quoted

Fully franked interim dividend for the St.George financial year ended 31 March 2006

Number of fully paid ordinary shares participating at record date	155
Total Dividend Paid (fully franked amount)	$114.70
Franking Credit 100% of this payment is franked at 30%	$49.16

PLEASE RETAIN THIS ADVICE FOR TAXATION PURPOSES.
The amounts "Total Dividend Paid" and "Franking Credit" are to be included in your tax return.

PLEASE DETACH BEFORE BANKING

St.George Bank Limited ABN 92 055 513 070
Kogarah, 4-16 Montgomery Street, NSW

4 July 2006

Pay to Mr A B Sample
1 Sample Street
Sydney NSW 2000

NOT NEGOTIABLE
A/C Payee only

The sum of ***ONE HUNDRED AND FOURTEEN DOLLARS AND SEVENTY CENTS***

$ ***114.70

St.George Bank Limited ABN 92 055 513 070
Dividend Account

Chief Financial Officer

Secretary

⑈112⑈879⑆16443468 1⑈

st.george

St.George Bank Limited
ABN 92 055 513 070

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 2975 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4024
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Mr A B Sample
1 Sample Street
Sydney NSW 2000

Direct Credit

Use a black pen. Print in CAPITAL letters inside the shaded areas. A B C 1 2 3

A Request for Direct Crediting of Dividends

BSB number (eg. 063000)

Account number

Name in which account is held (eg. JOHN SMITH)

Name of Australian bank or financial institution

Name of branch or suburb or town

Type of account (eg. cheque, savings, etc.)

DO NOT USE YOUR CREDIT CARD NUMBER
If you are unsure of your BSB number or account number, please check with your bank, building society or credit union.

FP001

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions relating to payments of dividends to which I/we am/are entitled to be paid in cash, but do not override any previous Dividend Reinvestment Plan instructions.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

SBG 01FP

How to complete this form

A **Request for Direct Crediting of Dividends**

Complete this section if you want your cash dividends paid directly into your nominated Australian bank, credit union or building society account. Until you advise otherwise, all future cash dividends will be paid into the nominated account.

IMPORTANT: DO NOT USE THE NUMBER QUOTED ON YOUR CREDIT CARD

If you do not complete this section or this form is incomplete, unsigned or invalid in any other way, you will continue to receive your dividends by cheque, but this does not override any previous Dividend Reinvestment Plan instructions.

Neither the company nor the registry will be responsible for any delays in crediting dividends to your nominated account as a result of transaction procedures or errors by any financial institution.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B **Signature(s)**

If you have chosen to have your cash dividends paid directly into your nominated Australian bank, credit union or building society account and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding: where the holding is in more than one name, all of the securityholders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

FP001

SBG

197CO4457

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

st.george Foundation

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4519 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 804 457
(outside Australia) 61 3 9415 4024
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Mr A B Sample
1 Sample Street
Sydney NSW 2000

Help give Aussie kids a brighter future

The St.George Foundation provides financial support to children's charities across Australia to help them assist children and young people up to 18 years of age with special needs.

The Foundation relies on the generous donations of supporters and sponsors.

By supporting the Foundation you'll be helping us to assist a diverse range of children's charities across Australia.

100% of the money you donate helps our special young Australians.

St.George Foundation - Dividend Donation. Instructions to complete form overleaf.

A Donate here

PARTIAL Please mark this box with an '**X**' if you wish to donate PART of future ordinary dividend payments to the St.George Foundation.

IMPORTANT: If you choose partial donation, please show the ***number of shares*** from which you would like to make your donation.

ALL Please mark this box with an '**X**' if you wish to donate ALL future ordinary dividend payments to the St.George Foundation.

The above instruction will remain in place unless you notify us that you wish to change your intention.

B Sign Here - This section must be signed for your instructions to be executed

I/We authorise you to act in accordance with my/our instructions set out above. I/We understand that my/our future dividend payments will be directed to the St.George Foundation as per my/our instructions above. **This authority will remain in effect until such time as it is cancelled by me/us in writing, or the arrangement between the Bank and St.George Foundation ceases**. Should the arrangement cease, I/we understand that I/we will be contacted in order to provide new instructions in relation to the payment of dividends. If I/we do not provide new instructions at that time, the dividend will be paid in cash. I/We understand that I/we can cease participation at any time by notifying the Share Registry in writing.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Day Month Year
/ /

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

SGB SGBCH

st.george
Foundation



To the ST GEORGE FOUNDATION,

Thank-you so much for the donation that paid for the balance $$ of Jett's wheelchair. Your Donation has made a huge difference to Jett's life. He loves his 1st wheelchair. He is still learning how to use it, but he sure has fun trying. His little brother also has alot of fun pushing Jett around the house. If it wasn't for foundations like yourself, families like ours wouldn't manage. Words cannot describe how lucky & grateful we feel. Thank-you so much.

Vanessa & Jett Buckley.

St.George Foundation - Dividend Donation

Use a black pen. Print in CAPITAL letters inside the grey areas *A B C 1 2 3*

Where a choice is required, mark the box with an 'X' *X*

Please return the completed form in the envelope provided, or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 4519
Melbourne VIC 3001
Australia

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Dividend Reinvestment Plan (DRP)**
Date Sent:	6 July 2006

In reference to the dividend payment made to St.George Bank shareholders on 4 July 2006, we advise that as a result of the DRP, the Bank will issue 2,033,263 ordinary shares (subject to any minor adjustment which will be advised in our Application for Quotation) with an issue price of $28.93 per share. The new shares rank equally in all respects with other ordinary shares.

The amount of capital raised as a result of the DRP is approximately $58.8 million.

A combined DRP advice and holding statement will be dispatched to participants by 18 July 2006.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Paul D R Isherwood
Date of last notice	23 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 15,158 shares (fully paid ordinary) 12,790 shares (fully paid ordinary)* 263 SAINTS * joint holding with spouse.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	7 July 2006
No. of securities held prior to change	27,251 shares (fully paid ordinary) 263 SAINTS
Class	Full paid ordinary
Number acquired	697
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.93
No. of securities held after change	27,948 shares (fully paid ordinary) 263 SAINTS

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Securities acquired as a result of participation in St.George Bank Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ST.GEORGE BANK LIMITED
ABN	92 055 513 070

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Linda B Nicholls
Date of last notice	23 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 5,550 shares (fully paid ordinary)
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	7 July 2006
No. of securities held prior to change	5,536 shares (fully paid ordinary)
Class	Fully paid ordinary
Number acquired	14 shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28.93
No. of securities held after change	5,550 shares (fully paid ordinary)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired as a result of participation in the St.George Bank Limited Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	**Aurora Buy-Write Income Trust**
ACN/ARSN	**110 303 430**

1. Details of substantial holder (1)

Name	St.George Bank Limited
ACN/ARSN (if applicable)	055 513 070

The holder became a substantial holder on **10/07/2006**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Units – Fully Paid	657,364	657,364	42.27

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
St.George Bank Limited	Beneficial owner of all the units in the Ascalon Funds (Seed Pool) Trust, which trust holds the units in the Aurora Buy-Write Income Trust.	Ordinary units – 657,364

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
St.George Bank Limited	RBC Dexia Investor Services Australia		Ordinary units – 657,364
	Nominees Pty Limited		

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
St.George Bank Limited	10/07/2006	$6,413,310	-	657,364 units

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	**N/A**

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
St.George Bank Limited	**4-16 Montgomery Street, Kogarah NSW 2217**

Signature

print name Michael Harold See Bowan capacity Secretary

sign here

date **12 / 07 / 2006**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	**Aurora Buy-Write Income Trust**
ACN/ARSN	**110 303 430**

1. Details of substantial holder (1)

Name	Ascalon companies (See Annexure "A")
ACN/ARSN (if applicable)	

The holder became a substantial holder on **10/07/2006**

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Units – Fully Paid	657,364	657,364	42.27

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Ascalon companies	The units are held by Ascalon Operations and Services Pty Ltd (AOSPL) as trustee of the Ascalon Funds (Seed Pool) Trust. Ascalon Capital Managers Limited has a relevant interest as the parent company of AOSPL by virtue of section 608 of the Corporations Act 2001.	Ordinary units – 657,364

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Ascalon companies	RBC Dexia Investor Services Australia		Ordinary units – 657,364
	Nominees Pty Limited		

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Ascalon companies	10/07/2006	$6,413,310	-	657,364 units

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Ascalon Operations and Services Pty Ltd ACN 095 283 186	**Wholly-owned subsidiary of Ascalon Capital Managers Limited**
Ascalon Capital Managers Limited ACN 093 660 523	**Parent company of Ascalon Operations and Services Pty Ltd**

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ascalon Operations and Services Pty Ltd	**Level 4, 1-7 Bligh Street, Sydney NSW 2000**
Ascalon Capital Managers Limited	**Level 4, 1-7 Bligh Street, Sydney NSW 2000**

Signature

print name Robert Paul Rogerson

capacity Secretary

sign here

date **12 / 07 / 2006**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

"A"

This is Annexure "A" of 1 page referred to in Form 603 – Notice of initial substantial holder, which form is addressed to Aurora Buy-Write Income Trust ARSN 110 303 430.

Details of the "Ascalon companies" (for the purposes of paragraph 1 of Form 603):

Name	ACN/ARSN (as applicable)	Address
Ascalon Operations and Services Pty Ltd as trustee of Ascalon Funds (Seed Pool) Trust	095 283 186	Level 4, 1-7 Bligh Street, Sydney NSW 2000
Ascalon Capital Managers Limited related body corporate of Ascalon Operations and Services Pty Ltd	093 660 523	Level 4, 1-7 Bligh Street, Sydney NSW 2000

Print Name: Robert Paul Rogerson

Capacity: Secretary

Date of signing: 12 July 2006

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,033,263
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	$28.93
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 July 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
526,578,573	Ordinary Shares
3,500,000	SAINTS
1,500,000	SPS
3,644	Redeemable Preference Borrower Shares
246,317	Redeemable Preference Depositor Shares
5	Perpetual Notes
90,000	Floating Rate Transferable Deposits due 8 April 2011
40,000	Fixed Rate Transferable Deposits due 8 April 2011

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 14/07/06

Secretary

Print name: Michael Bowan

== == == == ==

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Date of Full Year Results for 2006**
Date Sent:	14 July 2006

St.George Bank will announce its full year results, for the year ended 30 September 2006 on Wednesday, 1 November 2006.

Dates for the Company's shareholder calendar are as follows:

Final Dividend

Full year results announcement will be made on 1 November 2006

Ex-dividend trading date for final ordinary share dividend is 29 November 2006

Record date for final ordinary share dividend is 5 December 2006

Payment of final ordinary share dividend will be 19 December 2006

2006 Annual General Meeting

The 2006 Annual General Meeting will be held on 20 December 2006.

Yours sincerely

Michael Bowan
General Counsel and Secretary

news release

18 July 2006

ST.GEORGE ANNOUNCES NEW TIER 2 CAPITAL ISSUE

St.George Bank Limited announces today the launch of a new A$200 million Subordinated Notes issue. The Notes will be offered in fixed and floating rate form and will have a 10 year tenor, maturing in July 2016. They will be callable, with the written consent of the Australian Prudential Regulation Authority (APRA), by St.George under certain conditions, at or after 5 years.

APRA has indicated the Subordinated Notes will qualify as Lower Tier 2 capital for St.George. It is expected the notes will be rated A by Fitch, A2 by Moody's and A by Standard & Poor's.

Pricing is expected on Wednesday 19 July 2006.

The Notes are being distributed by St.George Bank Limited and UBS AG Australia branch, Joint Lead Managers for the transaction.

Media contact:

Jeff Sheehan
General Manager Capital Markets
Ph. 9320 5510
Mob: 0412 251 194

news release

19 July 2006

ST.GEORGE NEW TIER 2 CAPITAL ISSUE UPSIZED

St.George Bank Limited announces the pricing today of a new A$300 million Subordinated Notes issue. The size of the issue was upsized from an initial A$200 million to A$300 million following strong investor demand.

The Notes will have a 10 year tenor, maturing on 26 July, 2016. They will be callable with the prior written consent of the Australian Prudential Regulation Authority (APRA), by St.George under certain conditions, at or after 5 years.

The issue comprises a Fixed Rate series of A$225 million and a Floating Rate series of A$75 million. The Fixed Rate tranche was priced at a yield of 6.725%, equivalent to a margin of 80.5 basis points over the June 2011 Commonwealth Government bond or 31 basis points over 5 year swap. The Floating Rate tranche was priced at a margin of 31 basis points over quarterly BBSW.

The Notes are distributed to non-retail investors by St.George Bank Limited and UBS AG, Australia branch as Joint Lead Managers. The minimum parcel size for the issue is A$500,000.

APRA has indicated that the Subordinated Notes will qualify as Lower Tier 2 capital for St.George. It is expected the Notes will be rated A by Standard & Poor's, A2 by Moody's and A by Fitch.

Media contact:

Jeff Sheehan
General Manager Capital Markets
St.George Bank Ltd.
Ph. (02) 9320 5510

st.george

news release

31 July 2006

June Quarter 2006 Update – Strong growth in lending receivables

As foreshadowed at St.George's Interim Results Presentation on 2 May 2006, the Bank today announced it has achieved strong growth in lending receivables in the June quarter.

For the nine months to 30 June 2006:

- Middle market receivables grew by 20.9% annualised, up from 17.6% for 1H06
- Residential receivables grew by 13.4% annualised up from 12.2% for 1H06
- Consumer lending receivables grew by 19.9% annualised up from 18.4% for 1H06

This growth reflects the considerable investment in projects such as Best Business Bank in the Bank's Institutional and Business Banking division as well as the Integrated Sales and Service program and 'local markets' strategy in the Retail Bank division.

The strong growth in these key product lines is particularly pleasing given the relatively weaker NSW economy.

In addition, retail deposits grew by 8.8% annualised and managed funds grew by 20.5% annualised for the nine months to 30 June 2006.

St.George also confirms it is on track to meet its EPS targets as stated in its May 2006 Interim Result Presentation.

Ends...

Media contact:
Jeremy Griffith
Corporate Relations
Tel: (02) 9236 1328 or 0411 259 432

Investor relations contact:
Sean O'Sullivan
Investor Relations
Tel: (02) 9236 3618 or 0412 139 711